CERTIFICATE OF FORMATION OF
1. The name of the limited liability company is Starpower Communications, LLC.

          2.     The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the city of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. This Certificate of Formation shall be effective upon filing.
IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Starpower Communications, LLC this 27th of October, 1997.
STARPOWER COMMUNICATIONS, llc By: /s/ Michael J. Mahoney Name: Michael J. Mahoney